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________________________________________________________________
_______________________________________________________________

                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                         ______________________

                             SCHEDULE 14D-9
           Solicitation/Recommendation Statement Pursuant to
         Section 14(d)(4) of the Securities Exchange Act of 1934

                            (AMENDMENT NO. 2)
                         ______________________

                       DEFLECTA-SHIELD CORPORATION
                        (Name of Subject Company)

                       DEFLECTA-SHIELD CORPORATION
                    (Name of Person Filing Statement)

                 Common Stock, par value $.01 per share
                     (Title of Class of Securities)

                               244764 10 6
                  (CUSIP Number of Class of Securities)

                          Russell E. Stubbings
                                President
                                   and
                         Chief Executive Officer
                       Deflecta-Shield Corporation
                         1800 North Ninth Street
                           Indianola, IA 60016
                             (515) 961-6100
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                          _____________________

                               Copies to:
                           John E. Lowe, Esq.
                            Altheimer & Gray
                          10 South Wacker Drive
                               Suite 4000
                        Chicago, Illinois  60606
                             (312) 715-4000
________________________________________________________________
________________________________________________________________

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      This    Amendment    No.   2    amends    and    supplements   the
Solicitation/Recommendation Statement on Schedule 14D-9 dated November 25, 1997, as amended on December 19, 1997 (the "Schedule 14D-9"), of Deflecta-Shield Corporation, a Delaware corporation (the "Company") with respect to a tender offer made by Zephyros Acquisition Corporation, a Delaware corporation ("Purchaser"), which is a wholly-owned subsidiary of Lund International Holdings, Inc. ("Parent") to purchase all of the outstanding shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock" or "Shares") at a price of $16.00 per share net to the seller in cash upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated November 28, 1997. Capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the Schedule 14D-9 and the schedules attached thereto.

A.    Item 3. IDENTITY AND BACKGROUND

      The second paragraph under the subheading "Employment and Severance Agreements" under the heading "Arrangements with Directors and Executive Officers of the Company" in Item 3(b)(1) of the Schedule 14D-9 is hereby restated as follows:

      "Specifically,  the   Company  has  entered  into  such  severance
agreements with nine members of management, including all of the Company's executive officers other than Richard Minehart, Vice President
of  Operations  and  Chief  Operating  Officer  of  the  Company.    The
agreements  provide that if  the employee's employment  with the Company and  its affiliates is terminated by the  Company other than for "cause"
or by the employee for "good reason" (each as defined therein) within 18 months following the occurrence of a change in control (as defined below), the Company will pay to the employee a severance benefit equal to 12 months' base pay (except in the case of the agreements with Mr. Russell Stubbings, the Company's President and Chief Executive Officer,
and Mr. Ronald Fox, the Company's Vice President and Chief Financial Officer, which provide for a benefit equal to 18 months' base pay); and
if such a termination occurs more than 18 months after, but less than 24 months after, the occurrence of a change in control, the Company will pay to the employee a severance benefit equal to 6 months' base pay (except in the case of the agreements with Mr. Stubbings and Mr. Fox, which provide  for a benefit equal to 9 months' base pay).  In addition, if the employee voluntarily  terminates employment with the Company  and its affiliates following a change in control because of a  relocation of such employee's place of employment which would reasonably require a change in personal residence, the Company will pay to the employee a severance benefit equal to 3 months' base pay. If the employee is also party to an employment agreement with the Company, the employee may instead elect to receive severance benefits under the terms of such employment agreement, rather than under the terms of the severance
agreement.   A "change in control"  under these agreements  is deemed to occur if any  of the following events occur prior  to November 25, 1999:
(i) any person or entity becomes the beneficial owner, directly or indirectly, of securities representing in excess of fifty (50%) of the voting securities of the Company, except for Charles Meyer or Mark
Mamolen; (ii) the Company sells or otherwise disposes of all or substantially all of its assets; (iii) persons who, at the beginning of any twelve (12) consecutive month period, constitute the Board of Directors of the Company, at the end of such period cease to constitute a majority of the Board of Directors of the Company, unless the nomination or appointment of each new Director was approved by a vote of at least two-thirds (2/3) of the Directors then still in office who were

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Directors at the beginning of such period; or (iv) the Company merges or combines with or into any other person or entity and the shareholders of the Company immediately prior to the consummation of the merger own less than fifty percent (50%) of the outstanding voting securities of the surviving entity upon consummation of such merger."

B.    Item 9. MATERIAL TO BE FILED AS EXHIBITS

      Item  9 is  hereby amended  by deleting  the reference  therein to
Exhibit 8.


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                                SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DEFLECTA-SHIELD CORPORATION


                                    By: /s/ RUSSELL E. STUBBINGS
                                        Name: Russell E. Stubbings
                                        Title:   President and Chief
                                                 Executive Officer


Dated: December 23, 1997